SUBSIDIARIES OF REGISTRANT

The registrant has the following wholly-owned subsidiaries:

          FM Precision Golf Manufacturing Corp., a Delaware corporation

          FM Precision Golf Sales Corp., a Delaware corporation

          Royal Grip, Inc., a Nevada corporation

          Royal Grip Headwear Company (formerly known as Roxxi, Inc.), a Nevada corporation, is a wholly-owned subsidiary of Royal Grip, Inc.